SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For 30 March 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                              ICS BUILDING SOCIETY
               SUMMARY RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2005

          ICS BUILDING SOCIETY REPORTS A PRE-TAX PROFIT INCREASE OF 24%
                            AND A STRONG START TO 2006

ICS Building Society, a subsidiary of the Bank of Ireland Group, today (Thursday, 30th March 2006) announced an increase in pre-tax profits of 24.4% to Euro113.4 million for the year ended 31st December 2005.

Financial Highlights 2005
                                           2005   2004 (Restated)*    % change
                                          Euro m               Euro m
Surplus Before Tax                        113.4                91.2        +24%

Surplus After Tax                          99.6                80.0        +25%
Net Interest Income                        82.7                75.3        +10%
Fees and Commissions Receivable            66.3                51.8        +28%
Fees and Commissions Payable                6.4                 7.0        -9%
Operating Expenses                         24.8                23.5         +6%
Cost Income Ratio                          20.3%               23.3%       -3%

                                          Euro bn              Eurobn  % change

New Advances - ICS                          1.7                 1.4        +22%

New Advances - ROI (Bank and ICS)**         6.3                 5.0        +26%
Mortgage Balances - ICS                     5.2                 4.3        +22%
Mortgage Balances - ROI (Bank and ICS)**   19.3                15.3        +26%
Deposits                                    3.3                 2.9        +14%
Total Assets - ICS                          7.2                 5.7        +25%

* ICS has adopted FRS17 and the figures for 2004 have been restated for comparisons.
** ICS processes mortgages on behalf of Bank of Ireland ROI.

ICS Building Society's Managing Director, Mr. Joe Larkin, said:

"The Society continues to perform strongly in a competitive market place. We continue to deliver strong customer service and innovative products that meet the needs of each market segment that we serve.

"The strong economic forces that underpin the market are still in place, including economic, population and employment growth and favourable demographics. We have seen a 50 bps increase in ECB rates and we expect another 50 to 75 bps increase. Rate changes have been well flagged and, in the main, offset by wage increases. As a consequence they have had little impact on the housing market."

The principal features of the 2005 results for ICS are:

   . New mortgage advances up 22.1% to Euro 1.7bn
   . Mortgage book up 22.3% to Euro 5.2bn
   . Deposit book up 13.9% to Euro 3.3bn
   . Fees and commission receivable up 28% to Euro 66.3m

(This represents the growth in fee income from processing and servicing record volumes of mortgages on behalf of Bank of Ireland)

   . Liquidity ratio 28.5%
   . Cost : income ratio decreased by 3.0% from 23.3% in 2004 to 20.3% in
    2005

Referring to the strong ICS Building Society's results, Joe Larkin said: "2005 was a very strong year for ICS and this is reflected not just in the growth we achieved but also in the quality of the business. In 2005, we helped a record number of people own their own homes or to purchase an investment property. I would like to thank our customers and our staff for another successful year for ICS."

Ends 30th March 2006

For further information:
Sharon McDonnell, Group Consumer Communications Manager, Tel: 01 661 5933



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary



Date: 30 March 2006